UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE:

Exhibit 1 to this Current Report on Form 6-K contains certain information relating to the financial position and financial results of Zenvia Inc., or the Company, as of September 30, 2024 and for the nine-month period ended September 30, 2024 and 2023.

* * *

This Current Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Current Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” in the Company’s annual report on Form 20-F for the year ended December 31, 2023.

Exhibit 1 to this Current Report on Form 6-K contains Non-GAAP financial measures. The Non-GAAP financial measures are not measures of financial performance calculated in accordance with IFRS and should not be considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity. The Non-GAAP financial measures are provided to enhance overall understanding of the Company’s current financial performance and its prospects of the future. These measures may be different from the Non-GAAP financial measures used by other companies. Non-GAAP financial measures should solely be viewed in addition to, and not as a substitute for, the analysis of the Company’s results reported in accordance with IFRS. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with IFRS. These Non-GAAP financial measures are reconciled to the Company’s most directly comparable IFRS financial measures.

This Current Report on Form 6-K, including Exhibit 1 hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File Nos. 333-277723, 333-270376, 333-266045) and Form F-3 (File No. 333-280284) and shall be deemed to be a part thereof from the date on which this report on Current Report on Form 6-K is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2024

Zenvia Inc.

By: /s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

Exhibit 1

Management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2023, or our 2023 Form 20-F, or audited consolidated financial statements, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F and (iii) our unaudited interim condensed consolidated financial statements as of September 30, 2024 and for the nine-month period ended September 30, 2024 and 2023 available on the Current Report on Form 6-K which we furnished to the SEC on November 18, 2024 (Acc-no:0001292814-24-004267), or unaudited interim condensed consolidated financial statements. Unless the context otherwise requires, all references to “Zenvia Inc.,” “Zenvia,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to Zenvia Inc. and its consolidated subsidiaries and jointly controlled companies.

Historical Results of Operations

Nine-Month Period Ended September 30, 2024 Compared to Nine-Month Period Ended September 30, 2023

The following table sets forth our consolidated statements of profit or loss for the nine-month periods ended September 30, 2024 and 2023.

	Nine-Month Period ended September 30,
	2024	2023 Restated(1)	Variation
	(in thousands of R$)		(%)
Revenue	728,244	590,563	23.3%
Cost of services	(470,042)	(370,293)	26.9%
Gross profit	258,202	220,270	17.2%
Sales and marketing expenses	(81,435)	(81,501)	-0.1%
General and administrative expenses	(95,165)	(98,491)	-3.4%
Research and development expenses	(41,381)	(40,011)	3.4%
Allowance for expected credit losses	(11,454)	(24,631)	-53.5%
Other income and expenses, net	(10,594)	(1,773)	497.5%
Operating profit (loss)	18,173	(26,137)	n.m.
Finance expenses	(137,782)	(55,734)	147.2%
Finance income	70,434	15,132	365.5%
Financial expenses, net	(67,348)	(40,602)	65.9%
Loss before taxes	(49,175)	(66,739)	-26.4%
Deferred income tax and social contribution	37,429	26,962	38.8%
Current income tax and social contribution	(7,998)	(4,019)	99.0%
Total Income Tax and Social Contribution	29,431	22,943	28.3%
Loss of the period	(19,744)	(43,796)	-54.9%

n.m. = not meaningful
(1) In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1.Operations ..b- Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Revenue

Our revenue increased by R$137,681 thousand, or 23.3%, to R$728,244 thousand in the nine-month period ended September 30, 2024, from R$590,563 thousand in the nine-month period ended September 30, 2023, mainly as a result of (i) an increase of R$105,880 thousand in revenue from our CPaaS segment, mainly due to an increase in revenue from our SMS services, and (ii) an increase of R$31,801 thousand in revenue from our SaaS segment, mostly due to the expansion in revenues from customers with all profile sizes.

Cost of services

Our cost of services increased by R$99,749 thousand, or 26.9%, to R$470,042 thousand in the nine-month period ended September 30, 2024, from R$370,293 thousand in the nine-month period ended September 30, 2023, mainly as a result of (i) an increase of R$70,864 thousand in our cost of services within the CPaaS segment, mainly due to an increase in our cost related to SMS services, and (ii) an increase of R$28,885 thousand in our cost of services within the SaaS segment, mainly due to the increase of cost with customers with all profile sizes combined with costs related to enhancing the infrastructure from acquired companies.

Gross profit

As a result of the above, our gross profit increased by R$37,932 thousand, or 17.2%, to R$258,202 thousand in the nine-month period ended September 30, 2024, from R$220,270 thousand in the nine-month period ended September 30, 2023. As a percentage of our revenue, our gross profit decreased to 35.5% in the nine-month period ended September 30, 2024, from 37.3% in the nine-month period ended September 30, 2023, mainly due to lower margins with large enterprises customers in the SaaS segment and an increase in revenues from the CPaaS segment, which margins are generally lower in relation to the SaaS segment.

Sales and marketing expenses

Our sales and marketing expenses decreased by R$66 thousand, or 0.1%, to R$81,435 thousand in the nine-month period ended September 30, 2024, from R$81,501 thousand in the nine-month period ended September 30, 2023, mainly as a result of strict control of marketing, software licenses expenses and personnel expenses in the sales and marketing teams.

General and administrative expenses

Our general and administrative expenses decreased by R$3,326 thousand, or 3.4%, to R$95,165 thousand in the nine-month period ended September 30, 2024, from R$98,491 thousand in the nine-month period ended September 30, 2023, mainly as a result of lower expenses related to software licenses.

Research and development expenses

Our research and development expenses increased by R$1,370 thousand, or 3.4%, to R$41,381 thousand in the nine-month period ended September 30, 2024, from R$40,011 thousand in the nine-month period ended September 30, 2023, mainly as a result of higher personnel expenses in the research and development related teams, partially offset by lower expenses with outsourced services and software licenses.

Allowance for expected credit losses

Our allowance for expected credit losses decreased by R$13,177 thousand, or 53.5%, to R$11,454 thousand in the nine-month period ended September 30, 2024, from R$24,631 thousand in the nine-month period ended September 30, 2023, mainly as a result of improved control over customer billing and collecting processes.

Other income and expenses, net

Our other expenses, net increased by R$8,821 thousand to R$10,594 thousand in expenses in the nine-month period ended September 30, 2024, from R$1,773 thousand in expenses in the nine-month period ended September 30, 2023, mainly due to earn-out expenses of R$10,245 thousand in the period, as a result of previous renegotiations of earn-out payments related to our past acquisitions.

Financial expenses, net

Our financial expenses, net increased by R$26,746 thousand, or 65.9%, to R$67,348 thousand in the nine-month period ended September 30, 2024, from R$40,602 thousand in the nine-month period ended September 30, 2023, mainly as a result of the following:

Finance expenses

Our finance expenses increased by R$82,048 thousand, or 147.2%, to R$137,782 thousand in the nine-month period ended September 30, 2024, from R$55,734 thousand in the nine-month period ended September 30, 2023, mainly as a result of an increase of R$40,316 thousand in losses on derivative instruments, an increase of R$19,792 thousand in expenses with interest and the adjustment to present value (APV) on liabilities from our past acquisitions.

Finance income

Our finance income increased by R$55,302 thousand, or 365.5%, to R$70,434 thousand in the nine-month period ended September 30, 2024, from R$15,132 thousand in the nine-month period ended September 30, 2023, mainly as a result of an increase of R$51,711 thousand in gains on derivative instruments.

Loss before taxes

As a result of the above, our loss before taxes decreased by R$17,564 thousand, or 26.3%, to R$49,175 thousand in the nine-month period ended September 30, 2024, from R$66,739 thousand in the nine-month period ended September 30, 2023.

Total Income Tax and Social Contribution

Our total income tax and social contribution increased by R$6,488 thousand, or 28.3%, to R$29,431 thousand in the nine-month period ended September 30, 2024, from R$22,943 thousand in the nine-month period ended September 30, 2023, mainly as a result of the following:

Our deferred income tax and social contribution totaled R$37,429 thousand in the nine-month period ended September 30, 2024, an increase of R$10,467 thousand, compared to the nine-month period ended September 30, 2023, when deferred income tax and social contribution totaled R$26,962 thousand. This increase in deferred income tax and social contribution is mainly due to the benefit derived from tax losses and negative basis of social contribution and customer portfolios and platforms.

Our current income tax and social contribution in the nine-month period ended September 30, 2024 was R$7,998 thousand, an increase of R$3,979 thousand, compared to the nine-month period ended September 30, 2023, when current income tax and social contribution totaled R$4,019 thousand, mostly due to income tax and social contribution expenses in the subsidiaries that had profit in the period.

Loss of the period

As a result of the above, our loss of the period decreased by R$24,052 thousand, or 54.9%, to R$19,744 thousand in the nine-month period ended September 30, 2024, from R$43,796 thousand in the nine-month period ended September 30, 2023.

Non-GAAP Financial Measures for the Nine-Month Periods Ended September 30, 2024 and 2023

	Nine-Month Period ended September 30,
	2024	2024	2023(6) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Gross Profit	47,393	258,202	220,270
Non-GAAP Gross Profit(2)	54,385	296,294	259,481
Gross Margin(3)	35.5%	35.5%	37.3%
Non-GAAP Gross Margin(3)	40.7%	40.7%	43.9%
Operating profit (loss)	3,336	18,173	(26,137)
Non-GAAP Operating Profit (4)	10,327	56,265	13,074
Loss for the period	(3,624)	(19,744)	(43,796)
Adjusted EBITDA(5)	16,123	87,840	38,399

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.4481 to US$1.00, as reported by the Brazilian Central Bank as of September 30, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate gross margin as gross profit divided by revenue. We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	We calculate Non-GAAP Operating Profit by adding back in the Operating Profit the amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(5)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses and net, depreciation and amortization. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA.
(6)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1. Operations .b- Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Non-GAAP Financial Measures

The below presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures” in our 2023 Form 20-F.

Reconciliation of Non-GAAP Gross Profit

	Nine-Month Period ended September 30,
	2024	2024	2023(5) Restated
	(in thousands of US$) (1)	(in thousands of R$)

Gross profit	47,393	258,202	220,270
(+) Amortization of intangible assets acquired in business combinations	6,992	38,092	39,211
Non-GAAP Gross Profit(2)	54,385	296,294	259,481
Revenue	133,669	728,244	590,563
Gross margin(3)	35.5%	35.5%	37.3%
Non-GAAP Gross Margin(4)	40.7%	40.7%	43.9%

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.4481 to US$1.00, as reported by the Brazilian Central Bank as of September 30, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(5)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1. Operations .b- Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Non-GAAP Operating Profit (Loss)

	Nine-Month Period ended September 30,
	2024	2024	2023(3) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Operating profit (loss)	3,336	18,173	(26,137)
(+) Amortization of intangible assets acquired in business combinations	6,992	38,092	39,211
Non-GAAP Operating Profit(2)	10,327	56,265	13,074

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.4481 to US$1.00, as reported by the Brazilian Central Bank as of September 30, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Operating Profit by adding back in the Operating Profit the amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)” in our 2023 Form 20-F.
(3)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1. Operations .b- Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted EBITDA

	Nine-Month Period Ended September 30,
	2024	2024	2023(3) Restated
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the period	(3,624)	(19,744)	(43,796)
(+) Income tax and social contribution (current and deferred)	(5,402)	(29,431)	(22,943)
(+) Financial expenses, net	12,362	67,348	40,602
(+) Depreciation and amortization	12,787	69,667	64,536
Adjusted EBITDA(2)	16,123	87,840	38,399

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.4481 to US$1.00, as reported by the Brazilian Central Bank as of September 30, 2024. The U.S. dollar equivalent information presented in this current report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Adjusted EBITDA” in our 2023 Form 20-F.
(3)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1.Operations .b-Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our unaudited interim condensed consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand and short-term investments maturing in up to 90 days with financial institutions. As of September 30, 2024 and December 31, 2023, our cash and cash equivalents amounted to R$102,662 thousand and R$63,742 thousand, respectively. This increase in cash and cash equivalents reflects mainly due to capital increase of R$49,997 thousand, proceeds from loans and borrowings of R$68,551 thousand and net cash flow from operating activities of R$61,852 thousand, partially offset by R$41,893 thousand in payments of loans, borrowings and debentures, as well as R$50,687 thousand in payments in installments for acquisitions of subsidiaries (earn-out payments) and R$48,393 thousand in net cash flow used in investing activities.

As of September 30, 2024, our loans, borrowings and debentures amounted to R$116,927 thousand, of which R$69,855 thousand was current liabilities and R$47,072 thousand was non-current liabilities. As of September 30, 2024, we also had R$100,994 thousand in current liabilities from acquisitions and R$179,750 thousand in non-current liabilities from acquisitions.

During 2022, we focused on increasing gross profit and implementing cost-cutting initiatives, such as the review of our corporate structure, which reduced our current workforce by 9% and is in line with the acceleration of the integration of our acquisitions. These actions were instrumental for us to deliver improved cash generation in 2024, and we are committed to continue pursuing new operational efficiencies for the next 12 months. In addition to the improvement of our operations, we previously announced on February 6, 2024 the conclusion of several renegotiations with our creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations included an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (with final maturity in December 2026), extension of payment terms of liabilities related to past M&A transactions from up to 36 months to up to 60 months (with final maturity in December 2028) and the possibility of converting certain M&A liabilities into our equity (potential conversion estimated at circa 65% of total M&A liabilities). See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing Agreements” and “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions” in our 2023 Form 20-F.

On February 6, 2024, we issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of R$49,997 thousand. Pursuant to the terms of the investment agreement, for a period of three years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

The return on investment (premium) to be paid upon the occurrence of a liquidity event is based on the value of the Company's shares. According to IFRS 9, this premium meets the characteristics of an embedded derivative in the investment agreement. At initial recognition, the derivative is measured at fair value, separate from the investment value, and recognized as a derivative financial liability without impacting the profit or loss. In subsequent measurements, any changes in the fair value of the derivative are recognized in profit or loss.

On February 6, 2024 (initial recognition), a capital increase of R$838 thousand was recognized in the unaudited interim condensed consolidated financial statements, and the embedded derivative was valued at R$49,159 thousand. As of September 30, 2024, mainly due to the appreciation of the Company’s share price, the fair value of the embedded derivative decreased to R$38,599 thousand and R$41,153 thousand was recorded in the statements of profit or loss as finance expenses and R$51,711 thousand was recorded in the statements of profit or loss as finance income.

On July 15, 2024, we entered into a sales agreement, or the sales agreement, with A.G.P./Alliance Global Partners, or AGP, to create an “at-the-market” equity program, or the ATM Program, relating to the sale of our Class A common shares. In accordance with the terms of the sales agreement we may offer and sell, from time to time, Class A common shares having an aggregate offering price of up to US$20,000,000, through or to AGP, as sales agent or principal under this prospectus supplement and the accompanying prospectus. Such shares have and/or will be issued pursuant to our Registration Statement on Form F-3 (File No. 333-280284) filed with the SEC on June 18, 2024 and declared effective by the SEC on June 24, 2024, the base prospectus included as part thereof and a prospectus supplement filed with the SEC on July 17, 2024.

From the commencement of the ATM Program through September 30, 2024, we issued 133,723 Class A common shares in exchange for gross proceeds of US$ 256,271, at an average share price of US$1.92, and received net proceeds of US$248,583 after paying commissions of US$ 7,688 to AGP. Subsequent to September 30, 2024, no sales of our Class A Common Shares were made under the ATM Program. Proceeds from the ATM Program were used to provide additional capital to support the development and growth of our business, increase our capitalization, pay outstanding indebtedness, provide us with greater financial flexibility and for general corporate purposes.

We believe that the combination of the above-mentioned initiatives and the expected future operating cash flow will be enough to cover for our medium and long term financial obligations. Nevertheless, we will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering our short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, we expect a cash outlay of R$70,306 thousand for the next twelve months mainly for satisfying our existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. We believe our working capital and projected cash flows from operations, combined with new sources of financing already under negotiations, will be sufficient for the Company’s requirements for the next twelve months. As a result of these factors, we continue to have a reasonable expectation that we will be able to continue operations in the foreseeable future. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors” in our 2023 Form 20-F. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations” in our 2023 Form 20-F.

 We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through the issuance of debt securities and entering of additional credit lines. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments.

As of September 30, 2024, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Nine-Month Period Ended September 30,
	2024	2023(1) Restated
	(in thousands of R$)
Net cash flow from operating activities	61,852	148,381
Net cash flow used in investing activities	(48,393)	(33,070)
Net cash flow from / (used in) financing activities	25,517	(98,197)
Exchange rate change on cash and cash equivalents	(56)	(850)
Net (decrease)/increase in cash and cash equivalents	38,920	16,264

(1)        In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes. For further information see note “1.Operations .b-Changing accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow” of our unaudited interim condensed consolidated financial statements.

Net cash flow (used in)/from operating activities

For the nine-month period ended September 30, 2024, net cash from operating activities amounted to R$61,852 thousand, a decrease of R$86,529 thousand compared to R$148,381 thousand of net cash from operating activities for the nine-month period ended September 30, 2023, primarily as a result of:

●	Loss for the period of R$19,744 thousand combined with non-cash expenses, consisting primarily of depreciation and amortization of R$69,667 thousand, income tax and social contribution of R$29,431 thousand, allowance for expected credit losses of R$5,379 thousand and others, which amounted to R$18,833 thousand;
●	Net cash from changes in operating assets and liabilities totaling R$27,882 thousand, principally due to an increase of R$79,066 thousand in the balance of suppliers and the increase in the balance of other liabilities of R$40,557 thousand, partially offset by the increase in trade and other receivables of R$57,027 thousand, compared to net cash from changes in operating assets and liabilities totaling R$109,250 thousand in the nine month period ended September 30, 2023; and

●	Payments of interest of R$13,304 thousand over our interest paid on loans and leases from financial institutions, a decrease of R$3,186 thousand compared to R$16,490 thousand in the nine-month period ended September 30, 2023.

 Net cash flow used in investing activities

Net cash used in investing activities increased by R$15,323 thousand, to R$48,393 thousand in the nine-month period ended September 30, 2024, from R$33,070 thousand in the nine-month period ended September 30, 2023, primarily due to acquisition of property, plant and equipment in the amount of R$9,520 thousand in the nine-month period ended September 30, 2024 and a low comparison base due to the redemption of interest earning bank deposit of R$8,160 thousand in the previous period.

Net cash flow (used in)/from financing activities

Net cash (used in) / from financing activities changed by R$123,724 thousand, to R$25,517 thousand of net cash flow from financing activities in the nine-month period ended September 30, 2024, from R$98,197 thousand of net cash used in financing activities in the nine-month period ended September 30, 2023. This change is mainly due to the occurrence in 2024 of a capital increase of R$49,997 thousand, combined with receipt of proceeds from loans and borrowings of R$68,551 thousand and a decrease of payments of borrowings of R$19,770 thousand.

Indebtedness

We had total indebtedness consisting of loans, borrowings and debentures in the amount of R$116,927 thousand and R$87,796 thousand as of September 30, 2024 and December 31, 2023, respectively.

In 2023, we renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. In addition to these, we are also subject to other covenants related to indebtedness level. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

On March 31, 2024, we assessed the covenants of our loans and financings with the aim of mitigating non-compliance with the entirety of the restrictive clauses in our annual measurement. As part of the action plan, the Company renegotiated certain covenant with financial institutions and obtained waivers to ensure compliance and received the necessary consents from these institutions. We do not anticipate short- and medium-term impacts on our operations resulting from possible breaches of restrictive clauses.

As of the date of this current report, we are in compliance with such financial covenants.

Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of September 30, 2024 and December 31, 2023:

		As of
	Interest rate p.a.	September 30, 2024	December 31, 2023
		(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55%	103,330	69,667
Debentures	18.16%	13,597	18,129
Total		116,927	87,796
Current		69,855	36,191
Noncurrent		47,072	51,605

Working Capital

Zenvia Brazil has certain working capital credit facilities with Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A., Banco Safra, Banco Santander Brasil SA and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+2.51% to 100% CDI+6.55% per annum and mature between June 27, 2023 and May 24, 2025. As of September 30, 2024, the total outstanding principal amount of the working capital arrangements was R$103,330 thousand.

In November 2020, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a credit line offered by the Brazilian government through the Fundo Garantidor para Investimentos, or FGI, program in the amount of R$10,000 thousand. Through the FGI program, BNDES guarantees the transaction, aiming to facilitate access to credit lines for businesses. Following a one-year grace period during which interest was payable, the CCB was payable in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024. This debt has now been repaid in full.

In November 2020, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a credit line offered by the Brazilian government through the FGI program in the amount of R$7,000 thousand. Following a one-year principal grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024. This debt has now been repaid in full.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. The last installments of these agreements are payable on August 27, 2024 (R$18,000 thousand) and February 27, 2025 (R$32,000 thousand), respectively. These agreements were renegotiated granting additional six months of grace period, without changing the final installment date. On December 28, 2023, Zenvia Brazil entered into a new agreement with Banco do Brasil S.A. for a CCB in the aggregate amount of R$30,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes). Following a six-month grace period during which no interest is payable, the CCB will be paid in 30 monthly installments, with the first installment of principal and interest due on July 27, 2024 and the last installment on December 27, 2026. The proceeds of the December 28, 2023 CCB were used to settle the then outstanding balance of the February 3, 2021 financings.

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB in the aggregate amount of R$20,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes) and certain deposits/financial investments (depósitos/aplicações financeiras). On December 28, 2023, Zenvia Brazil signed an amendment with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$20,000 thousand, establishing a new amortization schedule with six-months of grace period and 30 monthly installments of payment of principal amount. The CCB first installment, which includes principal, was due on July 29, 2024 and the last installment on December 28, 2026.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 thousand for working capital purposes. Following a one-year principal grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025. On January 3, 2024, Zenvia Brazil signed an amendment, current balance R$11,073 thousand, establishing a new amortization schedule, with six months of grace period and 30 monthly installments of payment of principal, with the first installment of principal and interest due on July 29, 2024 and the last installment on December 28, 2026.

On January 4, 2024, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$12,000 thousand, establishing an amortization schedule with six months of grace period and 30 monthly installments of payment of principal, with the first installment of principal and interest due on July 1, 2024 and the last installment on January 1, 2027.

On April 12, 2024, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a commercial promissory notes loan in the original aggregate amount of R$15,000 thousand, subject to an interest rate which is dependent upon the CDI rate, which payment terms provide for a six-month grace period and 12 monthly installments of payment of principal. In this transaction, we are protected by a swap component limiting the applicable CDI rate to no more than 15.3%, valid for the first six installments. The first installment of principal and interest is due on November 12, 2024 and the last installment on October 12, 2025. On September 19, 2024, we fully paid this agreement.

On September 19, 2024, Zenvia Brazil signed a new agreement with BANCO ABC BRASIL S.A. for a commercial promissory notes loan in the amount of R$18,000 thousand, which payment terms provide for a three-month grace period and 12 monthly installments of payment of principal, with the first installment due on January 20, 2025 and the last installment due on December 19, 2026. In this transaction, we are protected by a swap component limiting the applicable CDI rate to no more than 14.8%, valid for the first three installments.

On April 16, 2024, Zenvia Brazil signed an amendment with Banco Santander (Brasil) S.A. for a 4,131 loan in the original aggregate amount of R$25,000 thousand, which payment terms provide a three-month grace period and nine monthly installments of payment of principal, with the first installment of principal and interest due on August 16, 2024 and the last installment on April 16, 2025.

Debentures

On May 10, 2021, Zenvia, through its subsidiary D1, issued debentures, not convertible into shares and secured by the fiduciary assignment (cessão fiduciária) of (i) receivables equivalent to two times the amount of the last installment, which are deposited into an escrow account controlled by the debenture holder and (ii) 10% of D1 common shares in the total amount of R$45,000 thousand. This debenture deed was amended on July 30, 2021, September 12, 2022, March 17, 2023, April 17, 2023 and December 18, 2023. Pursuant to the last amendment, the fixed interest rate amounts to 18.16% per annum and the amortization schedule is of 36 monthly installments, the first of which was due on January 30, 2024 and the last installment is due on December 30, 2026.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of September 30,
	2024	2023

Number of Active customers(1)	12,152	13,624
Net Revenue Expansion (NRE) rate for both the CPaaS and SaaS segments(2)	113.4%	93.1%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve-month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve-month period.